NEWS RELEASE
TSX Venture Exchange Symbol: SNV	June 21st, 2007

SONIC SHAREHOLDERS ENDORSE NEW NAME
“SONIC TECHNOLOGY SOLUTIONS INC.”

Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange), today reported that shareholders approved all the resolutions moved at the Company’s Annual and Special Meeting (the “AGM”) held in Vancouver, British Columbia on June 20th, 2007. This included a change in the Company’s name to “Sonic Technology Solutions Inc.”

Adam Sumel, President and CEO explained “The Company’s vision is unchanged – it remains to exploit our expertise and core technology related to the generation and use of sonic energy. We have become closely associated with the environmental remediation sector and this remains a vital aspect of the Company. As we move forward more rapidly with Sonoprocess™ applications for other sectors, the broader name will better reflect the growth opportunities and scope of the Company.”

In an address to shareholders following the AGM, the Company indicated that its environmental remediation division will continue to expand its sales and operations in a wholly-owned subsidiary retaining the Sonic Environmental Solutions Inc. name. While the Company’s other Sonoprocess™ opportunities all bring energy and environmental benefits, they extend beyond the environmental industry and site remediation sector which the Company has been strongly associated with to date.

About Sonic

The Company develops and markets industrial and environmental processes utilizing its patented sonic generator. These Sonoprocess™ technology solutions represent the world’s only large scale use of sonic energy in process industries. Sonic Environmental Solutions Inc. markets site remediation services utilizing the Sonic Treatment System for persistent organic pollutants (POP) including PCB, and utilizing the Company’s first commercial Sonoprocess™ for POP chemical dechlorination. The Sonic Treatment System is also licenced internationally. The Company is entering into joint ventures for industrial Sonoprocess™ applications related to the concrete, heavy oil, and oil sand industries.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Robin Cook, Account Manager	Tel: (416) 868-1079 ext. 228
CHF Investor Relations	Fax: (416) 868-6198
Email: robin@chfir.com

www.SonicEnvironmental.com